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                              December 9, 2022

       Bin Zhou
       Chief Executive Officer
       Planet Green Holdings Corp.
       36-10 Union St., 2nd Floor
       Flushing, NY 11345

                                                        Re: Planet Green
Holdings Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-3
                                                            Filed December 5,
2022
                                                            File No. 333-259611

       Dear Bin Zhou:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2022, letter.

       Amendment No. 3 to Form S-3

       General

   1. Despite your response to prior comment seven, disclosure regarding regulatory permissions or
approvals required to operate your business still appears to be lacking.
                                                        Please add the
following disclosure:

                                                              Disclose each
permission or approval that you, your subsidiaries, your WFOE, and/or your VIEs are
required to obtain from Chinese authorities (including Hong Kong authorities) to
operate your business.

                                                              State
affirmatively whether you have received all requisite operating permissions or
 Bin Zhou
Planet Green Holdings Corp.
December 9, 2022
Page 2
              approvals and whether any permissions or approvals have been denied.

                Describe the consequences to you and your investors if you, your subsidiaries,
              WFOE, or the VIEs: (i) do not receive or maintain such operating permissions or approvals, (ii) inadvertently conclude that such operating permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such operating permissions or approvals in the future.

                If your revised disclosure indicates no operating permissions or approvals are required from Chinese authorities (including Hong Kong authorities), then additionally disclose how you determined this. If you relied on counsel, identify counsel and file an exhibit. If you did not consult counsel, provide an explanation as to why you did not consult counsel. Please expand or revise related risk factors as appropriate.


About this Prospectus
Financial Information Related to the VIEs, page 9
FirstName LastNameBin Zhou
2. We note your revisions in response to prior comment four, and reissue it in part. Please
Comapany    NamePlanet
       revise            Green Holdings
              your consolidating         Corp.
                                  schedules to present information for the WFOE
as primary
       beneficiary
December   9, 2022 in a separate
                   Page  2       column.
FirstName LastName
 Bin Zhou
FirstName  LastNameBin  Zhou
Planet Green Holdings Corp.
Comapany9,
December   NamePlanet
             2022      Green Holdings Corp.
December
Page 3    9, 2022 Page 3
FirstName LastName
       Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Steven Glauberman